NEWS RELEASE

March 26, 2018

Nevsun Reports Further Exceptional Drill Results from the
Lower Zone Copper-Gold Porphyry at Timok
Initial Resource Expected by Mid-2018

Vancouver, BC – Nevsun Resources Ltd. (TSX:NSU) (NYSE American:NSU) (“Nevsun” or the “Company”) is pleased to announce new assay results from the recently completed $20 million exploration drill program of the Lower Zone at the Timok copper-gold project (“Timok Project”) in Serbia.

Highlights

  1.00% Cu and 0.20g/t Au (1.14% Cu equivalent) over 556.8 meters starting at 1,310 meters in TC170177
    Including 1.45% Cu, 0.32g/t Au (1.67% Cu equivalent) over 177.0 meters
  0.91% Cu and 0.18g/t Au (1.04% Cu equivalent) over 558.0 meters starting at 1,366 meters in TC170187
    Including 1.00% Cu, 0.19g/t Au (1.13% Cu equivalent) over 309 meters
  0.97% Cu and 0.14g/t Au (1.07% Cu equivalent) over 390.0 meters starting at 1,106 meters in TC170181
    Including 1.35% Cu, 0.22g/t Au (1.50% Cu equivalent) over 117 meters; and also
  1.06% Cu and 0.21g/t Au (1.21% Cu equivalent) over 312.0 meters starting at 1,583 meters in TC170181
    Including 1.47% Cu, 0.32g/t Au (1.69% Cu equivalent) over 165 meters
  1.32% Cu and 0.17g/t Au (1.44% Cu equivalent) over 174.0 meters starting at 1,411 meters in TC170185
    Including 1.87% Cu, 0.23g/t Au (2.03% Cu equivalent) over 108 meters
  Cu equivalent calculated as 1g/t Au = 0.7% Cu
  Intersections estimated to be approximately 50-95% of true width

To date 84 drill holes have been drilled within the Lower Zone footprint, of which 78 drill holes comprising approximately 90,571 meters have intersected the deposit or its margins.  The geometry of the Lower Zone remains to be fully defined, however current dimensions of the mineralized zone are approximately 2,000 metres long by 1,100 metres wide by 1,400 metres high.  The Lower Zone remains open to extension to the North and at depth.  Mineralization starts at approximately 700 metres below surface and has been drill tested to a depth of 2,268 metres.

Detailed drill results, sections and a plan map of drill hole locations are attached to this news release.  Holes are near vertical and intersecting a mineralized zone which is plunging to the northwest at approximately 50 degrees.

Nevsun CEO, Peter Kukielski, commented, "We are truly excited by the enormous potential emerging from our work on the Timok Lower Zone. These assays are from the $20 million Lower Zone drill program we have been working on within our joint venture with Freeport-McMoRan Exploration Corporation ("Freeport"). These results continue to demonstrate the potential world class nature of the Lower Zone mineralization.  Work is now focussed on Lower Zone resource estimation for the Serbian permitting process and release of a NI43-101 compliant resource statement in mid-2018".

Peter Kukielski, continued, “While we are years away from the potential development of the Lower Zone, when we compare it to other large porphyry deposits, we like what we see.  A clearer picture of value will emerge with the release of the initial resource mid year.  We believe the Lower Zone represents a store of value for us in an environment where large high quality and well located copper deposits are becoming increasingly rare. We find ourselves in the enviable position to be able to deliver new copper production in the relative near term via the high grade Upper Zone and the future potential of Lower Zone development.”

Timok Copper-Gold Project

The Timok Project is located in eastern Serbia near the Bor mining and smelting complex. The Timok Project is focussed on the Cukaru Peki ("Timok") deposit which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization).

This news release is solely about the Lower Zone.  The Company will be releasing the results of its pre-feasibility study on the Upper Zone on March 28, 2018.

Geology of the Timok Lower Zone

The Lower Zone consists of porphyry-type mineralization characterized by chalcopyrite-pyrite and minor bornite and molybdenite occurring as disseminations and within quartz and quartz-magnetite stockwork veinlets. Anhydrite veins are common. Within the Lower Zone, porphyry-type potassic alteration is preserved locally but generally overprinted by sericite-clay, argillic and advanced argillic alteration. The latter overprinting also brings occasional covellite-pyrite mineralization. The host rocks are predominantly volcanic andesite, andesite breccia and andesitic porphyry.

Quality Assurance

Drill core samples were collected in accordance with protocols that are compatible with accepted industry procedures and best practice. The Company conducts its own analysis of QAQC generated by the systematic inclusion of certified reference materials, blank samples and duplicate samples. The analytical results from the quality control samples have been evaluated and have been demonstrated to conform to best practice standards.

Mr. Peter Manojlovic, P.Geo., Nevsun's VP Exploration, is a Qualified Person as defined by NI 43-101.  Mr. Manojlovic has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint-venture with Freeport-McMoRan Exploration Corporation (“Freeport”), which currently owns 39.6% and upon completion of any Feasibility Study, Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

Figure 1:  Surface Plan Map Showing Location of Drill Holes

Table 1: Timok Lower Zone Exploration Drilling Results

Final Lower Zone Drilling Results 2017 - 2018

Hole No.	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	Cu equivalent (%)*
TC170177	1,310.0	1,866.8	556.8	1.00	0.20	1.14
includes	1,463.0	1,640.0	177.0	1.45	0.32	1.67
and	1,679.0	1,739.0	60.0	1.51	0.26	1.69
TC170181	1,106.0	1,496.0	390.0	0.97	0.14	1.07
includes	1,265.0	1,283.0	18.0	1.45	0.26	1.63
includes	1,379.0	1,496.0	117.0	1.35	0.22	1.50
and	1,583.0	1,895.0	312.0	1.06	0.21	1.21
includes	1,586.0	1,751.0	165.0	1.47	0.32	1.69
and	1,970.0	2,004.5	34.5	0.56	0.11	0.64
TC170185	934.0	1,219.0	285.0	0.70	0.10	0.77
includes	1,108.0	1,165.0	57.0	1.23	0.20	1.37
and	1,411.0	1,585.0	174.0	1.32	0.17	1.44
includes	1,411.0	1,519.0	108.0	1.87	0.23	2.03
and	1,618.0	1,705.0	87.0	1.35	0.37	1.61
includes	1,663.0	1,693.0	30.0	2.32	0.63	2.76
TC170186	1,556.0	1,828.0	272.0	0.60	0.10	0.67
TC170187	1,354.0	2,201.6	847.6	0.77	0.15	0.88
includes	1,408.0	1,585.0	177.0	0.99	0.19	1.12
includes	1,615.0	1,924.0	309.0	1.00	0.19	1.13
TC170189	978.0	1,209.0	231.0	0.70	0.07	0.75
includes	990.0	1,149.0	159.0	0.81	0.07	0.86
TC170193L	No Significant Values					
TC170195	No Significant Values					
TC170196	No Significant Values					
TC180199	999.0	1,302.0	303.0	0.41	0.07	0.46
TC180199	1,326.0	1,353.0	27.0	1.42	1.08	2.18

Significant drill hole interceptions (0.3% Cu cut off); Intercepts range from 50 to 60% of true width

Table 2: Collar Details

Figure 2:  Section A – A’

Figure 3: Section B – B’

Figure 4: Section C – C’